Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 5, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	June 5, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	Has NRG set a date yet for our Annual Meeting of Stockholders? When is the record date?

Yes, we announced today that our 2009 Annual Meeting of Stockholders will be held on July 21, 2009. The “record date” is Monday, June 15, 2009, which is a very important date in that NRG stockholders as of that date are entitled to vote at this year’s annual meeting. In other words, you must be an NRG shareholder on that date in order to vote at the annual meeting.

2.	What will happen at this year’s annual meeting?

At the meeting, NRG’s stockholders will vote to elect directors to our Board of Directors. Exelon, which is also pursuing its hostile takeover attempt of NRG by way of an exchange offer process, nominated a slate of four Class III directors for NRG’s Board and also proposed an amendment to expand our Board to 19 directors from its current 14, and to nominate and elect an additional five directors to the Board. Additionally, stockholders will vote on several proposals set forth by the Board of Directors. For a full description of the items on the agenda, please see the list of business items on Page 8 of our preliminary proxy statement, filed with the SEC on May 28.

3.	If I’m an NRG stockholder, should I attend the Annual Meeting to vote my shares? How else can I vote?

If you’re a stockholder, you don’t need to attend the Annual Meeting in person in order to vote your shares. As a stockholder, you can expect to receive proxy statements from both NRG and Exelon shortly. Included with the statements will be “proxy cards” by which you can vote: NRG’s proxy cards will be WHITE and Exelon’s will be blue.

Once you receive NRG’s proxy statement, you can vote your shares for our nominees by promptly signing, dating and returning the enclosed WHITE proxy card. You may also vote by phone or internet by following the instructions on the proxy card. If you agree with our Board and management’s decision that Exelon’s offer significantly undervalues NRG, we ask that you simply disregard Exelon’s blue proxy card. While you may get multiple cards in the mail, please try to only vote once. It is the last proxy card that you send in which counts for the proxy.

Details for all of these voting options will be provided in our proxy statement. If you have questions or need additional assistance voting your shares, you should call Mackenzie Partners, Inc., which is helping NRG in this matter, at 800.322.2885.

4.	Do you think Exelon may raise the price of its offer for NRG?

Our Board and management team continue to believe that Exelon’s hostile proposal significantly undervalues NRG and remains highly conditional.

While we can’t predict what Exelon intends to do, we believe that if Exelon wants to continue with its offer for NRG, they should do something more than the immaterial increase Exelon’s Chairman and CEO John Rowe mentioned was possible when we met with him in January. My opinion is that, if they want to continue with their offer, they should make a very substantial increase—an increase that recognizes our additional value creation on top of the original value shortfall. Any increase should also take into account any uncertainties and weaknesses around Exelon’s business, and should clearly identify how much equity will be required to placate credit rating agencies. Again, if Exelon is not willing to do that, they should stop wasting time and resources—ours, our stockholders and theirs.

5.	If NRG succeeds in fending off Exelon, what is our strategy to create value in the future?

Despite Exelon’s inadequate proposal, we’ve continued to execute on a number of strategic initiatives designed to increase value for our stockholders.

In just the past several months our Board and management team have overseen strong first quarter financial results in the midst of deteriorating economic conditions and falling commodity prices, the highly accretive Reliant Energy acquisition, the sale of our MIBRAG facility, and our investment in eSolar. Last week, we also broke ground on our new 200 megawatt peaking power plant at our Devon site, and later this month we’ll cut the ribbon on our new 550 megawatt natural gas unit at Cedar Bayou. In addition, our continued development of South Texas Project 3&4—chosen as a finalist under the U.S. Department of Energy’s loan guarantee program—positions NRG to capitalize on America’s coming nuclear renaissance.

We’ve developed a proven track record of delivering on our business objectives and, should they drop their initiative, we would continue to build on that track record in order to create genuine value for our stockholders.

6.	What’s the status of Exelon’s “exchange offer?”

For some background, Exelon has gone straight to our stockholders with an exchange offer for all NRG shares. The terms of the offer are that Exelon would exchange 0.485 of its shares for each share of NRG stock. The exchange offer currently expires on June 26, 2009. Because our Board and management team continue to believe that Exelon’s hostile proposal significantly undervalues NRG and remains highly conditional, we have recommended that our stockholders withhold tendering any shares to Exelon.

Exelon has said that one of the purposes of its exchange offer is to apply pressure to NRG’s Board of Directors. Exelon can’t buy a single share of tendered NRG stock until all conditions in the exchange offer are completed, among others: approval from both NRG and Exelon stockholders as well as approvals from the Department of Justice and the Nuclear Regulatory Commission. Exelon must also obtain regulatory approval from the state public utility commissions of California, New York, Pennsylvania and Texas and possibly Massachusetts, as well as file a notice in Illinois.
If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on May 28, 2009 in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on April 2, 2008.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.